THOMPSON     ATLANTA        CINCINNATI            COLUMBUS               NEWYORK
HINE        BRUSSELS          CLEVELAND          DAYTON         WASHINGTON, D.C.
----------------------------------------


                                                                  April 24, 2008
VIA EDGAR (CORRESPONDENCE FILING)

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn: Mr. Bric Barrientos, Senior Counsel
(202) 551-6946

RE:     PC&J Preservation Fund (the "Registrant")
File Nos. 2-95285; 811-4204
---------------------------

Dear Mr. Barrientos:

     On behalf of the Registrant, this letter responds to the comments you provided by telephone to fund counsel, with respect to Post-Effective Amendment No. 27 to the Registration Statement, filed February 29, 2008 (the "Amendment"). Your comments are set forth below, and each is followed by the Registrant's response.

COMMENT  1:
     The Registrant is advised to include correct page numbers in any subsequent filing. With regard to the section of the prospectus entitled "What are the Main Risks of Investing in the Fund?", disclose whether the Fund will have any expose to sub-prime mortgage securities and if so, disclose the specific risks associated with the Fund's investment in such securities.

RESPONSE:
     The Registrant will include correct page numbers in future filings. Additionally, the adviser has confirmed that the Fund does not invest directly in any sub-prime mortgage securities, and is unaware of any material indirect exposure.

COMMENT  2:
     With regard to the fifth paragraph in the section entitled "Additional Information on Investment Objective, Policies and Risks" in the prospectus, when discussing the Fund's ability to take temporary defensive positions, include in the disclosure required by Instruction 6 of Item 4 of Form N-1A.

RESPONSE:
     The fifth paragraph has been revised as follows:

     "The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. The Fund may invest for these purposes in money market instruments (including money market funds), U.S. Treasury bills or other short-term interest bearing securities and in bank interest bearing checking accounts, including interest bearing checking accounts of the custodian. If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. The Fund may also invest in such short-term instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. To the extent that the Fund takes such temporary defensive measures, there can be no assurance that the Fund's investment objective will be obtained.

COMMENT  3:     In  the  Statement  of Additional Information, under the heading
"Investment Objective and Policies - Fundamental," item number 7 "Concentration," the second sentence seems to contain several misplaced words.

RESPONSE:
       This appears to be an error created in the EDGAR conversion. The Registrant has corrected the second sentence of the section to read:

   "This limitation is not applicable to investment in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto."

COMMENT  4:
     With regard to the section entitled "Disclosure of Portfolio Holdings" in the statement of additional information, please provide additional disclosure regarding the period of time between the assimilation of the portfolio holdings information and disclosure to those service providers and entities identified as having access to portfolio holdings information.

RESPONSE:
     In response to the comment, the Registrant has added the following as a new fourth sentence to the second paragraph of the "Disclosure of Portfolio Holdings" section:

     "This daily release of portfolio holdings information is done contemporaneously with the gathering of the information and there is no delay period before its dissemination."



The  Registrant  has  authorized  us  to  acknowledge  on  its  behalf  that:

- The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
- The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6725 if you should require any further information.

Sincerely,



/s/ Thompson Hine LLP

Thompson Hine LLP